1180 Seminole Trail, Suite 495
Charlottesville, VA 22902
(434) 422-9800

April 28, 2020

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

 Attention: Mr. Todd Schiffman

Re:	Adial Pharmaceuticals, Inc. Registration Statement on Form S-3 File No: 333-237793

Ladies and Gentlemen:

Adial Pharmaceuticals, Inc. (the “Registrant”) hereby requests that the United States Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-237793), to become effective on Thursday, April 30, 2020, at 10:00 a.m., Eastern Time, or as soon thereafter as is practicable.

The Registrant hereby authorizes its counsel, Leslie Marlow, Esq. or Patrick J. Egan, Esq. of Gracin & Marlow, LLP, to orally modify or withdraw this request for acceleration. Please contact Ms. Marlow at (516) 496-2223 or (212) 907-6457 or Mr. Egan at (914) 557-5574 or (212) 907-6457 with any questions you may have concerning this request, and please notify her when this request for acceleration has been granted.

Very truly yours,

ADIAL PHARMACEUTICALS, INC.

By:	/s/ William B. Stilley III
Name: William B. Stilley III Title: Chief Executive Officer

cc:	Leslie Marlow, Esq., Gracin & Marlow, LLP